Private and confidential

Ms. Tia Jenkins

Senior Assistant Chief Accountant

Division of Corporation Finance,

Securities and Exchange Commission,

100 F Street, N.E.,

Washington, D.C. 20549-4628

August 15, 2012

Re:      Rio Tinto plc and Rio Tinto Limited (collectively, “Rio Tinto”)

           Form 20-F for Fiscal Year Ended December 31, 2011

Dear Ms. Jenkins:

            I refer to your letter dated August 10, 2012 to Mr. Tom Albanese of Rio Tinto regarding the due date for responding to your letter. We are requesting an extension of the due date in order to have sufficient time for compilation of the responses to the Staff’s comments and review by our officers and external advisers. Rio Tinto confirms that it intends to submit its responses to the Staff’s comments by September 7, 2012.

Very truly yours,

/s/ Ben Mathews

Ben Mathews

Company secretary

cc:       Mr. Thomas B. Shropshire, Jr.

(Linklaters LLP)